[redacted]

SECURITIE N
V 13012225

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-68006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Destra Capital Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Destra Capital Investments LLC 901 Warrenville Road, Suite 15
(No. and Street)

Lisle (City) Illinois (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Dalmaso 630-541-0322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Dalmaso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Destra Capital Investments LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer, COO

Title

Notary Public

OFFICIAL SEAL
KAREN L ARNOLD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/23/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Destra Capital Investments LLC

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Destra Capital Investments, LLC:

We have audited the accompanying financial statements of Destra Capital Investments, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 , and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Destra Capital Investments, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2013

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	869,413
Receivables:		
Servicing fee receivable		37,768
Commissions and distribution fees		4,676
Dividends from affiliated funds		1,109
Securities at fair value (cost $117,258)		131,046
Prepaid expenses and other assets		55,166
Total assets		1,099,178

Liabilities and Member's capital

Due to parent		105,543
Other accrued payables		17,000
Total liabilities		122,543
Contributed capital		1,905,000
Accumulated loss		(928,365)
Total member's capital		976,635
Total liabilities and member's capital	$	1,099,178

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Operations
For the year ended December 31, 2012

Revenues:		
Distribution fees	$	356,593
Account servicing fee		101,084
Commissions		48,780
Other		14,090
Realized loss on securities		(2,954)
Change in unrealized gain/loss on securities		16,972
Total revenue		534,565
Expenses:		
Salaries and employee costs		743,711
Commissions		63,017
Regulatory fees and expenses		67,090
Sales related expenses		22,536
Professional fees		17,000
Rent		17,208
Other		45,800
Total expenses		976,362
Net loss	$	(441,797)

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2012

	Contributed capital	Accumulated losses	Total
Beginning balance at January 1, 2012	$ 705,000	(486,568)	$ 218,432
Capital contribution	1,200,000	-	1,200,000
Net loss	-	(441,797)	(441,797)
Ending balance at December 31, 2012	$ 1,905,000	$ (928,365)	$ 976,635

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Cash Flows
For the year ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (441,797)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized loss on securities owned	2,954
Change in unrealized gain/loss	(16,972)
Dividend reinvestment	(251)
(Decrease) increase in assets:	
Securities owned	115,389
Commissions and distribution fees receivable	(3,881)
Dividends from affiliated funds receivable	2,641
Servicing fee receivable	(37,768)
Prepaid expenses and other assets	(40,794)
Increase (decrease) in liabilities:	
Due to parent	(369,988)
Other accrued expenses	9,635
Net cash used in operating activities	(780,832)
Cash flows from financing activities:	
Capital contributions	1,200,000
Net cash from financing activities	1,200,000
Net increase in cash	419,168
Cash at the beginning of the year	450,245
Cash at end of year	$ 869,413

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company filed its first FOCUS report for the period ended March 31, 2011 after receiving final FINRA approval and beginning operations. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for Destra Investment Trust and Destra Investment Trust II (the Trusts) and the corresponding funds therein (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Trusts by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Trusts and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for three fixed income unit investment trust portfolios. Additionally, the Company participated in the marketing and distribution of one closed-end fund initial public offering and supports the secondary market of that fund.

The Company is a limited business (mutual funds and/or variable annuities only) and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less at date of acquisition and are recorded at fair value.

Securities Owned

Securities owned represent the Company's investment in mutual funds for which it provides distribution and are recorded on a trade date basis. Securities owned are valued at fair value and based upon the published net asset value of the underlying funds at the close of business on December 30, 2012 (the last business day of the calendar year).

Basis of Accounting and Presentation

The accompanying financial statements are prepared on an accrual basis of accounting. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

2. Significant Accounting Policies (continued)

Revenues

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for three fixed income unit investments trust portfolios and for the marketing and distribution of one closed end fund initial public offering. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Prior to the creation of the unit investment trusts, the Company takes temporary ownership of the underlying investments and bears all market risk during the period of time between purchase of the underlying investments and deposit of those investments in the trust. During the year ended December 31, 2012, the Company recorded no net realized gains or losses associated with these transactions.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds within the Trusts that are earned on the distribution of mutual fund shares. These fees are accrued monthly and are based on the average daily assets of the Funds.

Account servicing fees are earned by the Company in its capacity as servicing agent for the closed end fund. These fees are based on total managed assets of the fund and are accrued monthly as the service is provided.

Commission revenues are underwriter commissions received from the sale of shares in the Funds and are recognized on trade date.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash balances is recognized when earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Because the Company has no federal income tax liabilities, there are no uncertain tax positions that impact the Company's financial statements for the year ended December 31, 2012.

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the

disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

3. Related Party Transactions

Expenses of the Company are paid by the Parent company and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. Due to Parent represents the expenses paid by the Parent on behalf of the Company and due from the Company at December 31, 2012. Expenses incurred under this agreement for the year ended December 31, 2012 were $105,543.

4. Fair Value Measurements

In accordance with *Financial Accounting Standards Board's Accounting Codification*, Section 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. Level 1 valuations are those based on observable inputs such as quoted prices in active markets. Level 2 valuations are those based upon inputs other than the quoted prices in active markets that are observable either directly or indirectly. Level 3 valuations are those based upon unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions. At December 31, 2012 securities owned of $131,046 consisted of mutual funds and were classified as Level 1 securities.

Investments in mutual funds are stated at fair value based on published net asset values of shares owned by the Company.

5. Capital Contributions and Capital Commitment

An initial member capital contribution of $125,000 was made in 2010 to fund the Company's capital requirements. Additional capital of $1,200,000 was contributed in 2012 by the Parent to fund the Company's ongoing operations and capital requirements as required under the Uniform Net Capital Rule (Rule 15c3-1). It is anticipated that additional capital contributions will be required until revenues are sufficient to cover ongoing operational costs.

6. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2012 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2012 the Company's net capital was $901,812 which was $801,812 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .14-to-1.

7. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 28, 2013, the date the financial statements were available to be issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements, other than discussed below:

In January 2013, the Company transferred $300,000 to the Parent.

Destra Capital Investments LLC Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Computation of net capital:	
Totals members's capital	$ 976,635
Deduct:	
Nonallowable assets:	
Prepaid expenses and other assets	55,166
Haircuts on securities positions	19,657
Total deductions	74,823
Net capital	901,812
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	8,170
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	801,812
Aggregate indebtedness - accounts payable and other liabilities	122,543
Ratio of aggregate indebtedness to net capital	.14:1

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital set fourth above and the amounts reported in the Destra Capital Investments LLC unaudited amended Part II-A Quarterly FOCUS report filed on February 25, 2013.

Destra Capital Investments LLC
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Schedule II

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

Destra Capital Investments LLC

Schedule III

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Destra Capital Investments, LLC:

In planning and performing our audit of the financial statements of Destra Capital Investments, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013